

November 4, 2011

Via E-Mail
Mr. Michael P. Kraft
Chief Executive Officer
Lingo Media Corporation
151 Bloor Street West, #703
Ontario, Canada M5S 1S4

> **Re: Lingo Media Corporation**
> **Form 20-F for the year ended December 31, 2010**
> **Filed July 18, 2011**
> **File No. 333-98397**

Dear Mr. Kraft:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Cover Page

1. We note that you have omitted the annual report reporting period and certain other required information including a number of the required paragraphs and associated checkboxes. Please revise the cover page to include all information required by Form 20-F.

Operating Results, page 28

2. Your analysis in this section does not mirror the financial statements, and therefore, it is cumbersome for the reader of your financial statements to assess the results of operations and financial condition. For example, you present "cost of sales" in this section, as

opposed to "direct costs" in your income statement, and a reader needs to perform some mathematical calculations in order to conclude that they represent the same line item. Please revise this section so your analysis <u>and</u> line items reconcile to the descriptions appearing in body of the financial statements. Also, please revise to include a discussion of your consolidated results or operations in addition to your discussion of the results of each of your operating segments.

<u>Part II, page 75</u>

3. To the extent applicable, please revise to include the information required by Items 16A through 16G of Form 20-F.

<u>Part III, page 77</u>

<u>Item 19. Exhibits, page 77</u>

4. We note, without limitation, that you have not filed, or incorporated by reference, your articles of incorporation, bylaws, any material contracts, a list of your subsidiaries, or your code of ethics. Please file, or incorporate by reference, and list in your exhibit index all exhibits required to be filed by Item 19 of Form 20-F.

<u>Lingo Media Financial Statements</u>
<u>Independent Auditor's Report</u>

5. We note that the Company has included financial statements for the fiscal years ended December 31, 2010, 2009 and 2008 in its annual report on Form 20-F but has only included a report of the independent auditor on the financial statements for the fiscal years ended December 31, 2010 and 2009. Please amend the Company's Annual Report on Form 20-F to include a report of the independent registered public accountant on the Company's financial statements for 2008. Refer to the requirements outlined in Item 8.A. of Form 20-F.

<u>Note 10. Discontinued Operations, page 18</u>

6. We note from the disclosure included in Note 10 and from your statement of operations that the Company recognized a gain of $367,293 from discontinued operations during 2009. Please tell us and revise the notes to your financial statements in future filings to explain the nature and timing of the facts and circumstances that resulted in the recognition of a gain from discontinued operations aggregating $367,293 during 2009.

<u>Note 12. Income Taxes, page 22</u>

7. Please explain the nature of the amounts included in the line item entitled "change in prior year estimates and other" included in the table at the top of page 22 during each

period presented in your financial statements. As part of your response, please explain why you believe the amounts reflected in this line item relate to changes in estimates rather than to the correction of errors. We may have further comment upon review of your response.

Note 19. Segmented Information, page 26

8. Please revise the notes to your financial statements to include the revenues, costs of sales, margin, capital expenditures, segment assets, and segment income (loss) for each of your segments for each period presented in your consolidated statement of operations. Also, we note that the amounts of segment losses for each of your segments disclosed in Note 19 do not agree to the amounts reflected on page 31 of MD&A. Please reconcile and revise these disclosures. Your interim financial statements for the three and six months ended June 30, 2011 and 2010 included in your Report on Form 6-K dated June 30, 2010 should also be revised to include segment disclosures for both the three and six month periods presented in the Company's financial statements.

Note 21. Reconciliation of Canadian and United States Generally Accepted Accounting Principles, page 27

9. We note from the reconciliation of your balance sheet under Canadian GAAP to that under US GAAP for 2010 that your adjustment to software and web development costs for 2010 only eliminates a portion of these costs to arrive at the US GAAP balance while the adjustment for 2009 eliminated all of such capitalized costs to arrive at the US GAAP balance. Please explain why you only eliminated a portion of these costs for purposes of reconciling to the US GAAP balance sheet amounts as of December 31, 2010.

10. In a related matter, please explain why the amount of amortization of software and website development costs reflected as an adjustment in the reconciliation of your loss from continuing operations for Canadian GAAP to that under US GAAP on page 29 of $2,230,131 does not agree to the amount reflected in your consolidated statement of operations of $2,443,382 consistent with the amounts for 2009. We may have further comment upon review of your response.

Exhibits 12.1 and 12.2

11. We note that you have omitted certain language from the introductory language of paragraph 4, omitted paragraph 4(b) in its entirety, included the title of the certifying individuals at the beginning of each certification, and modified the language of certain other paragraphs. Please file an amendment to your Form 20-F that includes the entire periodic report and new certifications which are in the exact forms required by Instruction 12 to Item 19 of Form 20-F. Please also delete the paragraph immediately following the certifying individuals' signatures on each certification as we note that the transition period that permitted these omissions has expired.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact Donnie Field with any other questions at (202) 551-3680.

Sincerely,

/s/Linda Cvrkel

Linda Cvrkel
Branch Chief